Filed by Hycor Biomedical Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14A-12 of the Securities Exchange Act of 1934.
Subject Company: Hycor Biomedical Inc.
Commission File No. 000-11647

FOR IMMEDIATE RELEASE

Contacts:
Reg Jones, Senior Vice President and Chief Financial Officer, Hycor Biomedical Inc.
(714) 933-3000
Douglas Sherk /Jennifer Beugelmans, EVC Group (415) 896-6820

HYCOR AND STRATAGENE FILE AMENDED REGISTRATION STATEMENT ON FORM S-4

GARDEN GROVE and SAN DIEGO, California, April 16, 2004 –Hycor Biomedical Inc. (Nasdaq: HYBD), a developer, manufacturer and marketer of clinical diagnostic instrument systems, reagents and consumables, and privately held Stratagene, a leader in the development of innovative technologies that enhance gene discovery and biomedical target identification, today jointly announced the filing of an amended Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC). The filing is available online by visiting the SEC website at http://www.sec.gov or Hycor’s website. The statement has not yet been declared effective.

The amended registration statement was filed in connection with the proposed merger between Hycor and Stratagene wherein Hycor will be merged into Stratagene, with Hycor surviving as a wholly owned subsidiary of Stratagene in a stock-for-stock transaction. Under the terms of the proposed merger agreement, shareholders of Hycor will receive 0.6158 of a share of Stratagene for each share of Hycor. Each fractional share of Hycor remaining after the exchange will be paid in cash. Once the merger is completed, the combined company will be called Stratagene Corporation and will be headquartered in San Diego, California. Stratagene has estimated that it will issue approximately 5 million shares of its new common stock to former holders of Hycor stock. The combined company will have approximately 21.9 million common shares outstanding and is expected to trade on the NASDAQ National Market System.

The registration statement provides information relating to each company’s strategic rationale for pursuing the merger. As outlined in the filing, the companies believe that the combined company will create long term value for shareholders by:

•	Creating a leading life sciences research tools and clinical diagnostics company that serves more than 150,000 end-users;

•	Generating product development, manufacturing, distribution, and research synergies;

•	Positioning the combined company to capitalize on consolidation trends in the life sciences research tools market; and

•	Establishing a more diversified organization positioned to improve cash flow and growth rates.

About Hycor Biomedical

Hycor discovers, develops, manufactures and markets diagnostic products for a variety of human medical conditions. These products include high quality automated instrument and reagent systems that use blood samples to test for more than 1000 different allergies and autoimmune disorders, and urinalysis controls and disposable products under the KOVA® brand, the market leader in standardized microscopic urinalysis. Hycor products are used by physicians and clinical laboratories all over the world to provide accurate, reliable test results. Headquartered in Garden Grove, California with facilities in Germany and Scotland, Hycor employs 140 people worldwide and serves customers in more than 50 countries. Visit Hycor’s web site at http://www.hycorbiomedical.com

About Stratagene

Stratagene is a worldwide leader in developing innovative products for life science research. As a privately held biotechnology company, Stratagene supports advances in science by inventing, manufacturing and distributing products that simplify, accelerate and improve research. Since 1984, Stratagene’s products have been used throughout the academic, industrial, and government research sectors in fields spanning molecular biology, genomics, proteomics, drug discovery and toxicology. More information is available at http://www.stratagene.com

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Stratagene has filed an amended registration statement on SEC Form S-4, including a proxy statement/prospectus in connection with the proposed transaction, and Hycor expects to mail a proxy statement/prospectus to its stockholders containing information about the proposed transaction. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities of Hycor or Stratagene. The proposed transaction will only be effected through a proxy statement/prospectus. Investors and stockholders are advised to read the proxy statement/prospectus regarding the potential transaction when it becomes available because it will contain important information. The proxy statement/prospectus is available free of charge on the SEC website at www.sec.gov. Hycor and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from stockholders in connection with the proposed transaction. Information about the directors and executive officers of Hycor and their ownership of Hycor stock and information about other persons who may also be deemed to be participants in Hycor’s solicitation is included in the proxy statement/prospectus. In addition to the proxy statement/prospectus, Hycor files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. These filings are also available at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements including Hycor’s and Stratagene’s beliefs about their combined business prospects and future results of operations. These statements involve risks, uncertainties and assumptions. Among the important additional factors that could cause actual results to differ materially from those forward-looking statements are risks associated with the ability to conclude the proposed transaction, the tax-free status of the proposed transaction, the number of shares outstanding after the merger, the targeted closing date of the merger, the overall economic environment, the impact of competitive products and pricing, product demand both domestically and overseas, market receptiveness to new product launches, extended manufacturing difficulties, regulatory issues, currency fluctuations, changes in the anticipated revenues and earnings of the companies and other factors detailed in Hycor’s filings with the Securities and Exchange Commission including recent filings of Forms 10-K and 10-Q. In addition, the factors underlying combined company forecasts are dynamic and subject to change and, therefore, those forecasts speak only as of the date they are given. The companies do not undertake to update them, however, they may choose from time to time to update them, and, if they should do so, they will disseminate the update to the investing public. The proposed transaction is subject to closing conditions, including regulatory and shareholder approvals and no assurances can be given that such conditions will be satisfied.

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